AMENDMENT



10031023

STATES
HANGE COMMISSION
D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 6 2010
WASH. D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-~~50709~~ 67727

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REALTY CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 COPLEY PLACE

(No. And Street)

BOSTON	**MASSACHUSETTS**	**02116**
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD MICHAEL WEIL JR. **857-350-9500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name)*

53 STATE STREET, 38TH FLOOR	**BOSTON**	**MA**	**02109**
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I EDWARD MICHAEL WEIL JR. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REALTY CAPITAL SECURITIES, LLC as of DECEMBER 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES BRIAN MURPHY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 18, 2012

Notary Public
3/24/2010

Signature

CEO
Title

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NOTE 4 – INVESTMENTS

The Company entered into an Investment Agreement with Purl Labs LLC ("Purl Labs"), an Arizona limited liability company on December 1, 2009. Purl Labs is the creator of Advisor TLC, a form of software designed to enable advisors in the financial industry to communicate segmented and personalized content to their clients. The Company has agreed to purchase an aggregate of 165,000 Membership Interests (equal to 15%) of Purl Labs issued and outstanding equity interests, for an aggregate purchase price of $250,000. Total purchase price is to be paid in four separate installments based on the successful completion of certain milestones, as defined within the investment agreement for which $45,000 was paid by Realty Capital Securities, LLC upon execution of the agreement. This resulted in the delivery of 29,700 Membership Interests (equal to approximately 3%) of Purl Labs to the Company as of December 31, 2009.

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $217,448 which was $99,986 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 8.11 to 1.

NOTE 7 – RELATED PARTY TRANSACTIONS

At December 31, 2009, the Company had a $2,197,293 receivable representing amounts owed for expenses paid by the Company on behalf of the Parent.

NOTE 8 – EXPENSE ALLOCATION

Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, and employee benefits. During the year ended December 31, 2009, the Company incurred approximately 81% of the shared expenses and the Parent incurred approximately 19% of the expenses.